SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of June, 2005

Commission File Number 001-14485

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.
(Exact name of registrant as specified in its charter)

Tele Sudeste Cellular Holding Company
(Translation of Registrant's name into English)

Praia de Botafogo, 501, 7o andar
22250-040 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

 Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No ___X____

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A. PUBLICLY-HELD COMPANY CNPJ 02.558.129/0001-45 - NIRE 33.3.0026819-7

MINUTES OF THE SPECIAL MEETING OF THE BOARD OF DIRECTORS
HELD ON MAY 23, 2005.

1. DATE, TIME AND PLACE: May 23, 2005, at 10:00 a.m., on Praia de Botafogo nº 501, 8º andar, Torre Corcovado, Botafogo, Rio de Janeiro – RJ, upon regular call notice as provided for in the Bylaws.

2. CHAIRMANSHIP OF THE MEETING: Felix Pablo Ivorra Cano – Chairman of the Meeting; Breno Rodrigo Pacheco de Oliveira - Secretary.

3. INSTATEMENT: The meeting was convened with the attendance of the undersigned members of the Board of Directors, representing a quorum as stipulated in the Bylaws.

4.  AGENDA AND RESOLUTION:

4.1. Substitution of one member of the Board of Directors : The Chairman of the Board of Directors of the Company, Mr. Felix Pablo Ivorra Cano, made all the other members of the Board aware of the letter of resignation submitted by Mr. Eduardo Perestrelo Correia de Matos , a Director of the Company, received by the Chairman on May 13, 2005. For the vacancy that became available after such resignation the Board elected Mr. Luis Paulo Reis Cocco , Portuguese, married, business manager, holder of Portuguese passport no. H180507, valid until January 04, 2015, enrolled with the CPF/MF under no. 059.830.307-36, residing and domiciled in the City of Lisbon, Portugal, with business offices at Avenida Fontes Pereira de Melo, nº 40, 1069-300, City of Lisbon , Portugal . The Director elected herein shall complete the term of office in course, that is, until the 2006 General Meeting of Shareholders. It is recorded herein that the Director now elected declares not to be convicted of any crime provided by law which might prevent him from exercising business activities, as well as that he is able to execute the statement required by CVM Instruction no. 367/2002, and that he is committed to submit such statement, duly signed, at the time of the signature of his Instrument of Investiture. The investiture of a Director residing or domiciled abroad is conditioned upon the appointment of an attorney-in-fact residing in Brazil . The Directors have caused their gratitude to Mr. Eduardo Perestrelo Correia de Matos for his excellent and dedicated contribution to the Company to be recorded in the minutes of the meeting.

5 . CLOSING OF THE MEETING : There being nothing further to be discussed, the meeting was adjourned, of which these minutes have been drawn-up, read, approved and signed by the attending Directors and by the Secretary, being transcribed in the proper book .

Signatures: Felix Pablo Ivorra Cano – Chairman of the Meeting and Chairman of the Board of Directors; Fernando Xavier Ferreira; Shakhaf Wine. Pedro Manuel Brandão Rodrigues; Carlos Manuel de L. e V. Cruz; Zeinal Abedin Mohamed Bava – Directors represented by Mr. Shakhaf Wine, and Ernesto Lopez Mozo; Ignácio Aller Mallo and Luis Miguel Gilpérez López – Directors represented by Mr. Felix Pablo Ivorra Cano, and Breno Rodrigo Pacheco de Oliveira - Secretary.

I hereby certify that this is a faithful copy of the minutes that were drawn-up in the Register Book of Minutes of Meetings of the Board of Directors of the Company.

Breno Rodrigo Pacheco de Oliveira
Secretary of the Meeting - OAB/RS nº 45.479

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 2, 2004

TELE SUDESTE CELULAR PARTICIPAÇÕES S.A.

By:	/S/ Arcadio Luis Martinez Garcia
Arcadio Luis Martinez Garcia Investor Relations Officer

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates of future economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.